Room 4561

July 28, 2006

Mr. Michael J. Saylor, Chairman of the
  Board of Directors, President and Chief
  Executive Officer
Microstrategy Incorporated
1861 International Drive
McLean, VA

      Re: **Microstrategy Incorporated**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 10, 2006
             File No. 000-24435

Dear Mr. Saylor:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

1. We note that your overview discussion is largely a summary of your products' capabilities. Tell us how you considered disclosure of material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the

short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Refer to Section III.A. of FR-72.

Critical Accounting Policies, page 32

2. Please explain to us how you have considered providing quantitative information within this section regarding the significant estimates made by management. As an example, we note the recent significant change related to your income tax valuation allowance that would appear relevant. Disclosure regarding critical accounting estimates should include, to the extent material, the sensitivity of estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Additionally, disclosure should address such factors as how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether the estimates and assumptions are reasonably likely to change in the future. See Section V of SEC Release No. 33-8350.

Results of Operations

Comparison of the Years Ended 2005, 2004 and 2003

Revenues, page 35

3. In your discussion of the results of operations throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. However, you do not quantify the extent to which the identified factors contributed to the change. For example, your discussion of product support revenues on page 36 refers to an increase in the average rate charged for product support services, an on-going increase in our installed base of software licenses customers and high renewal rates for such contracts, however, the factors are not quantified. Describe how you considered Section to III.D of SEC Release 33-6835 in identifying and quantifying the extent of contribution of each of two or more factors underlying material changes in reported financial statement line items.

Financial Statements

Consolidated Balance Sheets, page 60

4. We note that you have two classes of common stock. Explain to us how you have considered providing footnote disclosure that explains the pertinent rights and privileges of each of the different classes. See SFAS 129, par. 4.

Consolidated Statements of Operations, page 61

5. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for your Class A and Class B common stock. Tell us what consideration you gave to presenting Class A common stock on a fully diluted "if converted" basis reflecting the conversion of Class B common stock into Class A common stock. If basic and fully diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face of your statements of operations. Please note that if you have a material number of dilutive securities in one of the respective classes of common stock, this may result in diluted earnings per share for Class A and Class B that are different. We refer you to SFAS 128, *Earnings per Share*, paragraphs 60 and 61 and EITF 03-6, *Participating Securities and the Two-Class Method under FASB Statement No. 128*, paragraph 1.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies, page 65

(j) Revenue Recognition, page 68

6. We note the disclosure indicating that VSOE of elements in multiple element arrangements is based on your "customary pricing" when each element is sold separately. Clarify for us what you mean by "customary pricing". Also, tell us why you believe "customary pricing" represents VSOE. As part of your response, tell us whether and, if so, to what extent, you have actual sales of the separate elements at prices other than your "customary" prices.

7. Describe for us any return, price protection or similar rights you provide. Explain how you have considered providing similar disclosure in the notes to your financial statements.

8. Provide us with a roll-forward of your allowance for returns for each period presented in your 10-K. Include beginning balance, estimated returns, actual returns, other adjustments and ending balance. Explain how you have considered providing similar disclosure under Schedule II Valuation and Qualifying Accounts.

Note (14) Segment Information, page 82

9. We note the disclosure indicating that you operate in one "significant business segment". Clarify for us whether this means that you have one operating segment for purposes of reporting under SFAS 131. As part of your response, explain how you have evaluated the operations of angel.com and alarm.com. Also, tell us how you have considered SFAS 131, pars. 17 through 21.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief